December 27, 2011

Mr. John Cash
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re: Valmont Industries, Inc.
Form 10-K for the fiscal year ended December 25, 2010
Filed February 23, 2011
File # 1-31429

Dear Mr. Cash:

This letter contains Valmont Industries, Inc.’s responses to the comment letter dated December 14, 2011 received from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission. The Staff’s comment has been stated below in their entirety. The Company’s responses follow each comment.

Form 10-K for the year ended December 25, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 23

1.
We note your response to our prior comment one. We remind you that one of the purposes of MD&A is to enable investors to see the company through the eyes of management. We assume that management reviews information that allows for a quantified understanding of various factors that impact your results such as pricing and volume. Therefore we continue to believe that you should revise future filings to include more quantified data. To the extent that results are impacted by positive and negative trends, the impact of the offsetting items should be quantified and discussed on a gross basis. Please provide us with additional revised disclosures. Reference Release No 33-8350.

We have reassessed our disclosures with respect to quantification of factors affecting our results. We will provide quantification of the factors you mentioned above, to the extent that these items are quantifiable. Below is an example of what our planned disclosure will approximate as it pertains to sales pricing (including product mix) and volume:

“In the [example] segment, sales in the third quarter improved over that same quarter last year due to improved sales volumes (approximately $X.X million), offset somewhat by unfavorable pricing and sales mix (approximately $X.X million). The improvement is sales volume was mainly due to …….”

As requested by the Staff, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any comments or questions regarding our responses, please contact the undersigned at (402) 963-1000.

Sincerely,

/s/ Terry J. McClain

Terry J. McClain

Cc:           Tricia Armelin, Staff Accountant